BlueFire Equipment Corporation
1113 Vine Street, Suite 148
Houston, TX 77002

July 19, 2012

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	BlueFire Equipment Corporation
Registration Statement on Form S-1
File No. 333-181444

Dear Mr. Schwall:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Tuesday, July 24, 2012, or as soon thereafter as practicable.

Additionally, BlueFire Equipment Corporation (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

BlueFire Equipment Corporation

/s/ William A. Blackwell
William A. Blackwell
Chief Executive Officer